UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               FORM 6-K

  Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
                  of the Securities Exchange Act of 1934

For the month of     April 2005
Commission File Number    0-13942

                         MAGNA INTERNATIONAL INC.
              (Exact name of Registrant as specified in its Charter)

               337 Magna Drive, Aurora, Ontario, Canada L4G 7K1
                  (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                        Form 20-F      Form 40 F..X..

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                           Yes ....       No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

                                          SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      MAGNA INTERNATIONAL INC.
                                      (Registrant)

                                      By:   /s/Jeffrey O. Palmer
Date:  April 4, 2005.                       Jeffrey O. Palmer
                                        Executive Vice-President




                                    EXHIBITS


Exhibit 99.1
Joint press release issued April 4, 2005 in which the Registrant and Intier Automotive Inc. ("Intier") announced that the Registrant's privatization of Intier by way of a Plan of Arrangement under Ontario, Canada law became effective at 12:01 a.m. on April 3, 2005 and that, pursuant to the Plan of Arrangement, the Registrant acquired all of the outstanding Class A Subordinate Voting Shares of Intier not owned by the Registrant.


Exhibit 99.2
Material Change Report on Form 51-102F3 dated April 4, 2005 regarding the press releases issued on March 30, 2005 and April 4, 2005 in which the Registrant and Intier announced that the Registrant's privatization of Intier by way of a Plan of Arrangement under Ontario, Canada law had received shareholder approval on March 30, 2005, had received final Court approval on April 1, 2005 and became effective at 12:01 a.m. on April 3, 2005.